FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒         Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐        No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group	Q1 Results 2015

NBG Group: Q1 2015 results highlights

Solid liquidity position and strengthened balance sheet

•                  Solid liquidity position despite headwinds

•                  Group L:D at 104%, Greece at 95%

•                  Eurosystem liquidity buffer of €12bn (cash value)

•                  Deposit outflows in Greece moderate in Q2

•                  Deposit growth of 3% qoq in Turkey

•                  Loan loss provisioning increased to 61.0% at Group level

•                  90dpd ratio remained unchanged qoq, at 24.3% (32% in Greece)

•                  Domestic NPL coverage ratio increased by 50bp qoq to 60.7%

•                  Domestic 90dpd formation amounted to €336m, mainly due to the reduction in restructurings (down 35% qoq).

•                  Despite higher provisions the Group posted operating losses of just €28 million

•                  In Greece, pre-provision profitability grew 5.4% qoq, mainly reflecting cost cutting

•                  Group core income grew by 4.7% yoy, with core pre-provision income growing by 6% yoy to €418m

•                  Group losses at €159m, including domestic trading losses of €112m

•                  Loan balance up 1.7% qoq in Greece and 2.6% qoq at Group level

•                  Solid capital position

•                  CET 1 at 12.1%

•                  Fully loaded Basel III (CDR IV, 2024 rules) at 8.7%

Against strong headwinds, which have mainly hit liquidity and asset quality in the domestic banking sector, National Bank of Greece managed to post results that demonstrate once again the flexibility of its business model.

In terms of liquidity, NBG benefits from its leading position in domestic savings deposits, which have shown relative resilience throughout the period of uncertainty, compared with other categories of deposits. NBG continues to maintain a loan-to-deposit ratio well below one. In addition, Eurosystem eligible collateral remains high, corresponding to approximately 25% of domestic deposits. As for asset quality, there was an increase in domestic delinquencies in Q1.15, reflecting the extreme uncertainty. The formation of higher provisions in Q1 not only fully covered this increase but further strengthened the NPL coverage ratio, which now stands at 61%.

As regards operating results, the Group posted higher core pre-provision income, reaching circa €418m (+6% yoy), a profitability level that broadly covered provisions, thereby leading to just a small operating loss of around €28m. Overall the Group posted losses of €159 million, reflecting chiefly non-recurring losses in domestic trading. Profitable performance continued apace in Turkey and SE Europe, at €114m and €17m respectively.

The Group’s capital position remained strong, with the Common Equity Tier I ratio standing at 12.1%, without including capital actions, implying NBG’s solid position within a highly volatile landscape.

Athens, 28 May 2015

Leonidas Fragkiadakis

Chief Executive Officer, NBG

Solid liquidity position despite headwinds

Domestic deposits contracted by €4.8bn in the first quarter of 2015 due to increased political uncertainty. In Q2, however, deposit outflows slowed to €1.9bn according to end-May figures. Backed by its low loan-to-deposit ratio in Greece (95% in Q1.15) and its substantial Eurosystem liquidity buffer, NBG in Q1 continued to provide support to the Greek economy, increasing the loan balance by €0.8bn.

Although exposure to the Eurosystem has increased, NBG continues to retain a significant buffer of ELA eligible collateral of over €12bn (cash value). Accordingly, the Bank retains a solid liquidity buffer that more than enables it to head off the current challenges.

High NPL coverage at Group and Bank level, despite the increase in domestic 90dpds due to the climate of uncertainty in Q1

90dpd loans grew in Q1.15 in Greece and abroad. At Group level, new 90dpd formation totaled €477m, reflecting the substantial increase in Greece, as related impairments amounted to €336m.

As a result of this increase, the Bank made higher domestic provisions amounting to €323m (+18% qoq), pushing up the NPL coverage ratio by 50 bps to 60.7%.

In Turkey, the 90dpd ratio stood at 5.8%, from 5.3% in the previous quarter, while the coverage increased by 1.6pps qoq to 76.5%. In SE Europe and other international activities the 90dpd ratio increased only slightly (+60bps) to 28.2% qoq, with coverage remaining at 54.4%.

Profitability

Greece:

Domestic operating profit before provisions and excluding income from financial operations and other income amounted to €200m, up 5% qoq. This pick-up was due to continued reductions in operating costs, which decreased by 6.2% qoq. Moreover, and despite the adverse economic environment which led the domestic banking system to tap significant liquidity from the ELA, net interest income declined by only 2.3% qoq, amounting to €414m.

In terms of overall profitability, results were burdened by the 18% qoq increase in provisions (€323m), and above all by trading losses of €112m.

International:

In Turkey, Finansbank continued to grow in Q1.15. Total loans expanded by 13.7% yoy and 4.7% qoq to TL57.6bn. The loan mix continues to favor the corporate segment, as corporate loans posted growth of 8% qoq, while the retail portfolio remained virtually unchanged (+1%). By the end of Q1.15, corporate loans accounted for 58% of the total loan book.

Revenues increased by 15.2% yoy (+3.6% qoq) amounting to TL1.2bn. Operating expenses decreased by 2% yoy to TL568m despite high inflation of circa 9%.

Provision charges amounted to TL260m (CoR: 192bps) thereby further increasing coverage to 76.5%. The bottom line amounted to TL317m, up 65.1% yoy.

Last, profitability in the Group’s operations in SE Europe and elsewhere abroad amounted to €17m (+21.2%).

Capital position

The Group’s capital position remained strong, with the CET 1 ratio at 12.1%.

When applying fully loaded Basel III in 2024(CRD IV rules), the CET 1 ratio settles at 8.7% without including capital actions contained in the Bank’s business plan.

Annex

(€ millions)	1Q.15	1Q.14	Annual Δ

Results
Group net profit	(159)	181	—
Greece	(290)	104	—
Turkey	114	63	+81%
SE Europe(1)	17	14	+21%

Core revenues
Group	942	900	+5%
Greece	452	452	0%
Turkey	385	347	+11%
SE Europe(1)	105	102	+3%

Operating expenses
Group	524	506	+4%
Greece	252	257	-2%
Turkey	209	190	+10%
SE Europe(1)	64	60	+7%

Balance Sheet - Group
Total assets	119 266	111 964	+7%
Loans	62 964	61 370	+3%
Deposits	60 416	65 888	-8%

Ratios
Loans : Deposits	104%	93%	+11	bps
Net interest margin (bps)	321	317	+4	bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania, the Former Yugoslav Republic of Macedonia and other countries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: May 28th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: May 28th, 2015

Director, Financial Division